EXHIBIT 3.3

AMENDMENT TO THE

SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

DUKE-WEEKS REALTY CORPORATION

The above corporation (hereinafter referred to as the “Corporation”), existing pursuant to the Indiana Business Corporation Law, as amended, (the “Act”), desiring to give notice of corporate action effectuating an amendment to its Second Amended and Restated Articles of Incorporation, sets forth the following facts:

ARTICLE I

Section I:  The date of incorporation of the Corporation is March 12, 1992.

Section II:  The name of the Corporation following this amendment is Duke Realty Corporation.

Section III:  Article I of the Second Amended and Restated Articles of Incorporation of the Corporation is amended to read as follows:

ARTICLE I

Identification

Section 1.01.  Name. The name of the Corporation is Duke Realty Corporation.

ARTICLE II

The Amendment to the Second Amended and restated Articles of Incorporation was approved by the Board of Directors of the Corporation at a meeting of the Board of Directors held on February 28, 1999, and the Amendment to the Second Amended and Restated Articles of Incorporation was submitted to the Shareholders of the Corporation for approval in the same instrument.

The proposed Amendment to the Second Amended and Restated Articles of Incorporation was approved by the Shareholders of the Corporation at a meeting of the Shareholders held on June 18, 1999.

The manner of the adoption of the Amendment of the Second Amended and Restated Articles of Incorporation and the vote by which they were adopted constitute full legal compliance with the provisions of the Act, the Second Amended and Restated Articles of Incorporation and the Second Amended and Restated By-Laws of the Corporation.

The amendment shall become effective on July 1, 2001, at 12:01 a.m.

Executed this 26th day of June, 2001.